IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD SHAREHOLDERS RE-ELECT BOARD OF DIRECTORS

TORONTO, May 10, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 10, 2017, has resulted in the election of all the directors listed as nominees in management's information circular dated March 30, 2017.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	262,240,888	99.21	2,084,731	0.79
Donald K. Charter	250,263,484	94.68	14,062,135	5.32
Sybil E. Veenman	260,687,191	98.62	3,638,428	1.38
Richard J. Hall	262,324,881	99.24	2,000,738	0.76
Stephen J. J. Letwin	259,226,975	98.07	5,098,664	1.93
Mahendra Naik	244,425,371	92.47	19,900,248	7.53
Timothy R. Snider	260,216,164	98.45	4,109,455	1.55

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com